
Mail Stop 3561

August 22, 2016

Robert A. Riecker
Chief Accounting Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, IL 60179

> **Re:** **Sears Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended January 30, 2016**
> **Filed March 16, 2016**
> **File No. 1-36693**

Dear Mr. Riecker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition

Results of Operations, 2015 Compared to 2014, page 26

Reference is made to your presentation of the non-GAAP measure Domestic Adjusted EBITDA as defined excluding Seritage/JV rent. We note the Master Leases have an initial term of 10 years and the rent expense appears to be a normal, recurring, cash-settled operating expense. Your presentation/adjustment is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically question 100.01. This comment also applies to your Form 8-K and Form 10-Q filed on May 26, 2016. Please review this guidance when preparing your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products